Mail Stop 4561

June 17, 2008

Irene Esteves
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, Alabama 35203

> **RE:** **Regions Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 000-50831**

Dear Ms. Esteves,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Credit Risk, page 62

1. We note you experienced a significant increase in your amount of non-performing assets between 2006 and 2007. We also note that you have a significant concentration in real estate construction loans in troubled geographic markets,

such as the southwest and Florida. In order to promote greater transparency, please provide us the following information for the periods presented in your Form 10-K and revise future filings to include:

    a. A tabular disclosure of the allocation of your allowance for loans losses by loan category as provided in Item IV.B of Industry Guide 3; and

    b. A tabular disclosure similar to Table 23 on page 69 broken down by loan category.

Note 9, Intangible Assets, page 105

2.   Please provide us the following for the periods reported in your Form 10-K and revise future filings to include:

    a. Information required by paragraph 45 of SFAS 142 about excess purchase price, i.e. goodwill, for each reportable segment; and

    b. Disclose any significant changes in the allocation of goodwill by reportable segment.

3.   We note your disclosures on page 87 with respect to intangible assets. Please tell us the following:

    a. Whether you test goodwill for impairment at the reporting segment level, or, if not, provide us the reporting units where goodwill is tested for impairment;

    b. For each of these segments or units, the net income or loss for the year ended December 31, 2007 and the three month period ended March 31, 2008;

    c. For each of these segments or units, the amount of goodwill at December 31, 2007 and at March 31, 2008; and

    d. How you determined that your goodwill balance is not impaired. Please specifically address how you took into consideration the fact that you have been trading at a market value that is below your book value.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,

Amit Pande
Assistant Chief Accountant